March 27, 2019

Ms. Allison White
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Rule One Fund (the “Fund”), a series of World Funds Trust (the “Trust”) (File Nos. 333-148723 and 811-22172)

Dear Ms. White:

     This letter provides the Trust’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided on February 27, 2019. The comments addressed Post-Effective Amendment (“PEA”) No. 318 to the Fund’s registration statement, which was filed on January 11, 2019 under Rule 485(a) of the Securities Act of 1933, as amended (the “1933 Act”). PEA No. 318 was filed to register the Fund. For your convenience, I have summarized the comments in this letter and provided the Trust’s response below each comment.

General

1.	Comment: Please add the Fund’s ticker symbols to the prospectus, statement of additional information (“SAI”) and the SEC’s Edgar filing system when available.

Response: The Fund has updated the ticker information as requested.

Prospectus

2.
Comment:      In footnote 3 to the Annual Fund Operating Expense Table, please add disclosure pertaining to the measuring period for the recoupment (e.g., is the period measured from the date the particular fee was waived or expense was reimbursed).

Response: The Fund has added disclosure to address your comment.

3.
Comment:      Does the Fund intend to invest in contingent convertible notes (CoCos)? If yes, please disclose the percentage the Fund expects to invest in CoCos and then explain whether any additional disclosure should be added to the prospectus to address these investments.

Response: The Fund will not invest in CoCos so no additional disclosure has been added to the prospectus.

Ms. White
U.S. Securities and Exchange Commission
March 27, 2019

4.	Comment: Define the term, “emerging markets” in the prospectus.

Response: The Fund has added disclosure to address your comment.

5.	Comment: Explain in plain English what the Fund means by “equitize cash.”

Response: The Fund has added disclosure to address your comment.

6.	Comment: Define what a “covered call” is in the strategy discussion of the prospectus.

Response: The Fund has added disclosure to address your comment.

7.	Comment: Explain how the Fund will use options to execute its “covered call” strategy in the strategy discussion of the prospectus.

Response: The Fund has added disclosure to address your comment.

8.
Comment:      Confirm that options are the only derivative the Fund will use as part of its Principal investment strategy. If not, add information on the other derivatives the Fund will use and the associated risks of such use.

Response: The Trust confirms that options are the only derivative being used to implement the Fund’s principal investment strategy.

9.	Comment: Explain how the Fund intends to invest in ETFs.

Response: The Fund has added disclosure to address your comment.

10.	Comment: Explain in plain English how the “structured product overlay component” works. What does “overlay” mean in this context?

Response: The Fund has added disclosure to address your comment.

Ms. White
U.S. Securities and Exchange Commission
March 27, 2019

11.	Comment: Clarify that it is possible the Fund’s option premium strategy will not produce the desired results and that the Fund may lose its entire investment in that strategy.

Response: The Fund has added disclosure to address your comment.

12.	Comment: Consider adding disclosure to address the following risks: high portfolio turnover risk; credit risk; convertible security risk; depository risks; and value investing risk.

Response: The Fund has added disclosure to address your comment.

13.	Comment: The Fund’s responses to the requirements of Items 4 and 9 of Form N-1A should not be identical. Please revise these two sections to comply with the requirements of Form N-1A.

Response: The Fund has revised these two sections to address your comment.

14.	Comment: On page 21 of the prospectus, add a date for when the Fund will disclose the basis for the Trustees approval of the investment advisory agreement.

Response: The Fund has added disclosure to address your comment.

15.
Comment:      On page 15 of the SAI, confirm that Mr. Town does not receive a salary, bonus, deferred compensation, retirement plans and arrangements for his service at the investment adviser. If he does receive any of those benefits, please add the relevant disclosure.

Response: The Trust confirms that Mr. Town does not receive any of those items from the adviser.

* * *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively

3